UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1)
(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

R.V.B. Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M8220U106
(CUSIP Number)

Greenstone Industries Ltd.
21 Haarbaa Street
Tel Aviv 64739, Israel
Attn: Ofer Naveh, Director of Finance

With a copy to:

Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
+972-3-607-4444

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 12, 2012
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. M8220U106	Page 2 of 5
1	NAME OF REPORTING PERSON: Greenstone Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 86,731,038 Ordinary Shares*
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 86,731,038 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 86,731,038 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 35.88%**
14	TYPE OF REPORTING PERSON: CO

* Based on (i) 76,680,848 ordinary shares of the Issuer issued to Greenstone; and (ii) 10,050,190 Ordinary Shares underlying an option to purchase ordinary shares of the Issuer granted to Greenstone, in connection with the Services Agreement, dated July 14, 2011 between Greenstone Industries Ltd. and the Issuer.

** Based on 231,685,787 ordinary shares of the Issuer outstanding as of January 12, 2012 (not taking into account 1,040,000 dormant shares of the Issuer which are held by the Issuer).

The statement on Schedule 13D filed on February 16, 2011, relating to ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”) of R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (the “Issuer” or the "Company"), as amended by Amendment No. 1 filed by Greenstone Industries Ltd. (“Greenstone” or the “Reporting Person”) with the Securities and Exchange Commission on March 17, 2011, as further amended by Amendment No. 2 filed by Greenstone with the Securities and Exchange Commission on March 28, 2011, as further amended by Amendment No. 3 filed by Greenstone with the Securities and Exchange Commission on May 24, 2011, as further amended by Amendment No. 4 filed by Greenstone with the Securities and Exchange Commission on July 5, 2011,  as further amended by Amendment No. 5 filed by Greenstone with the Securities and Exchange Commission on September 1, 2011, and as further amended by Amendment No. 6 filed by Greenstone with the Securities and Exchange Commission on December 5, 2011 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”) is hereby further amended as set forth below by this Amendment No. 7. Amendment No. 7 is filed to reflect the grant of an option to purchase 10,050,190 Ordinary Shares of the Issuer in connection with the Services Agreement (as defined below).

Item 1.      Security and Issuer.

Item 1 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

This statement on Schedule 13D (this "Statement") relates to the Ordinary Shares of the Issuer. According to the most recent Annual Report on Form 20-F of the Issuer, filed with the Securities and Exchange Commission  on September 7, 2011, the principal executive offices of the Issuer are located at 21 Haarba'a Street Tel Aviv 64739, Israel.

Item 3.      Source and Amount of Funds or Other Consideration.

Item 4.      Purpose of Transaction.

Item 3 and Item 4 of Schedule 13D are amended by adding the following paragraph in each of these items:

In connection with the Services Agreement between Greenstone and the Issuer (the "Services Agreement"), dated July 14, 2011, the Issuer had granted Greenstone, on January 16, 2011, an option to purchase 10,050,190 Ordinary Shares of the Issuer representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately 4.16% of the Issuer issued and outstanding share capital as of the date of grant (assuming the exercise of the option), with an exercise price of US$0.2145 per share.

Item 5.       Interest in Securities of the Issuer.

Item 5(a)-(b) of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) Greenstone holds 76,680,848 Ordinary Shares of the Issuer and an option to purchase 10,050,190 Ordinary Shares of the Issuer (the "Option"), representing, assuming full vesting of the Option, 35.88% of the outstanding Ordinary Shares of the Issuer (based on 231,685,787 Ordinary Shares of the Issuer outstanding as of January 12, 2012, not taking into account 1,040,000 dormant shares of the Issuer which are held by the Issuer). Other than as described above, to the best knowledge of Greenstone, none of the persons set forth on Annex A beneficially owns any securities of the Issuer. The Option Commencement Date is August 31, 2011 and the vesting schedule is as set forth in the 2011 Share Option Plan of the Company: (i) 33% of the Option shall vest on the first anniversary of the Commencement Date; (ii) 8.375% of the Option shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the Commencement Date; and (iii) in accordance with the above, all Options shall become fully vested by the third anniversary of the Commencement Date.

The number of Ordinary Shares underline the Option has been set upon the additional closing of the Additional Share Purchase Agreement, as defined in the Issuer proxy statement furnished by the Issuer to the United States Securities and Exchange Commission as Exhibit 99.1 to Form 6-K dated July 20, 2011, with certain E.E.R. Environmental Energy Resources (Israel) Ltd. shareholders, that took place on January 12, 2012.

 (b) Greenstone has sole voting and dispositive power with respect to 86,731,038 Ordinary Shares, or approximately 35.88% of the outstanding Ordinary Shares of the Issuer, beneficially held by Greenstone.

(Page 3 of 5 Pages)

Item 7.      Material to be Filed as Exhibits.

Item 7 of Schedule 13D is amended and restated as follows:

99.1*
Agreement, dated December 12, 2010, by and among, Greenstone Industries Ltd., A.O. Tzidon Ltd. and Aviv Tzidon (incorporated by reference to Exhibit 7 to Schedule 13D/A filed by Aviv Tzidon on December 20, 2010 with respect to the Issuer's Ordinary Shares).

99.2*
Share Purchase Agreement, dated July 3, 2011, by and among Greenstone Industries Ltd., S.R. Accord Ltd., Mazal Resources B.V., R.V.B. Holdings Ltd. and E.E.R Environmental Energy Resources (Israel) Ltd.

99.3*	Voting Agreement, dated July 3, 2011, by and between Greenstone Industries Ltd. and Mazal Resources B.V.

99.4*	Termination Agreement, dated as of November 29, 2011, by and between Greenstone Industries Ltd. and Mazal Resources B.V.

99.5	Services Agreement, dated July 14, 2011 between Greenstone Industries Ltd. and R.V.B. Holdings Ltd. (incorporated by reference to Exhibit 99.5 to Form 6-K filed by the Issuer on July 20, 2011).

*Previously filed.

(Page 4 of 5 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GREENSTONE INDUSTRIES LTD. By: /s/ Yair Fudim Yair Fudim Chief Executive Officer By: /s/ Ofer Naveh Ofer Naveh Director of Finance January 17, 2012

(Page 5 of 5 Pages)